Filed Pursuant To Rule 433
Registration No. 333-158105
July 1, 2009
Brochure: SPDR® Family of Exchange Traded Funds
SPDR® Family of Exchange Traded Funds

Precise in a world that isn’t.TM You wouldn’t buy a high-performance sports car that almost handled well. Or a Swiss watch that sort of kept time. After all, when you buy certain things you expect them to be precise. Shouldn’t investments be one of them? At State Street, we think they should be. That’s why we created SPDR® exchange traded funds, a family of ETFs that let you precisely match your investments to your investment strategy. Small Cap. Large Cap. Real Estate. Emerging Markets. Fixed Income. Gold. Whatever the market segment, you get exactly what’s on the label. Nothing more. Nothing less.

The ETF architect At State Street, we approach investing like architects. We combine an engineer’s ability to turn complex problems into simple solutions with the practical precision of a high-end builder. Above all, we provide each of our ETFs with a firm foundation. An ETF is only as reliable as its index. That’s why we work with providers who follow a strict selection process. Institutional quality SPDR ETFs are designed to meet the high standards of professional investors, including the pensions and endowments of the world’s largest corporations and foundations. By working with these organizations, we’ve made our products more efficient, responsive and, most of all, precise. Track record of excellence State Street created the first ETF—the SPDR S&P 500® (Symbol: SPY) — 16 years ago. Today, each member of the SPDR family reflects our intimate knowledge of the ETF market, not to mention our more than 30 years of indexing experience. Pioneer As an ETF pioneer, we’ve been behind much of the innovation that’s come out of the industry over the last 16 years. Here are some of our favorite moments.

1993 State Street launches the SPDR S&P 500 (Symbol: SPY), the world's first and still largest ETF.*

1998 State Street launches Diamonds® (Symbol:DIA), benchmarked against the Dow Jones Industrial Average, and Select Sector SPDRs,® which divide the S&P 500 Index into nine sectors.

1999 State Street launches Hong Kong Tracker ETF—the largest IPO in Asian history—raising over $4 billion.

2000 State Street launches its family of style and specialized ETFs.

2001 State Street extends its family of ETFs to Europe.

2003 State Street joins with local partners in Taiwan to launch the first local ETF, the Polaris Taiwan Top 50 Tracker Fund.

2004 State Street works with the World Gold Council to launch SPDR Gold Shares Trust (Symbol: GLD), the very first US commodity exchange traded trust, raising over $2 billion in three months.

2005 State Street partners with China Asset Management to launch the first local Chinese ETF—Shanghai SSE50 Index Fund.

2006 State Street launches the first international real estate (Symbol: RWX) and Japanese small cap (Symbol: JSC) ETFs.

2007 State Street launches the first regional emerging markets, global infrastructure (Symbol: GII) and international debt (Symbol: BWX) ETFs.

2008 State Street launches International Sectors and Emerging Markets Small Cap (Symbol: EWX) ETFs.

2009 State Street launches the first Convertible Bond (Symbol: CWB) ETF.

*as of March 31, 2009

A SPDR to suit each investment objective The ETF market has become flooded with hundreds of products all promising the same things: low cost, flexibility and selectivity. It’s no wonder investors have difficulty distinguishing one ETF from another. At State Street, we believe the best ETFs are not only about ease and simplicity, but about accuracy and what they allow you to do. This belief is reflected in every member of the State Street SPDR ETF family. Core SPDR ETFs are benchmarked to an array of respected market indexes. While the SPDR S&P 500 (Symbol: SPY) is one of the largest and most actively traded securities in the world, we offer domestic equity ETFs of every size. From small cap to comprehensive total stock market coverage, SPDR ETFs make it possible for investors to easily attain the core portfolio exposure they seek. Style Growth and value equity styles move in and out of favor over time. So we offer a modular suite of SPDR ETFs that represents the full spectrum of domestic equity markets. And they’re all classified by style. In other words, when you buy growth, that’s exactly what you get. Sector With sector ETFs, you get targeted, diversified access to specific sectors, without the risk level of single stocks. Sector ETFs can also be valuable for tactical weightings, hedging portfolio risk and year-end tax loss planning. Our Select Sector SPDRs can help you control your exposure to the US market and gain more power over your portfolio. These unique ETFs unbundle the S&P 500 Index, so you can invest in the sectors that make the most sense to you.

Industry Sometimes you have more interest in a specific industry than an entire sector. So why buy the whole pie when you only want a slice? We offer a full suite of industry SPDR ETFs that cover markets from banking to pharmaceuticals. International Non-US stocks account for 50% of the world’s total market capitalization. And international equities offer tremendous diversification and return potential. At State Street, we offer an array of developed and emerging international SPDR ETFs. So you can get diversified, liquid exposure to even the most difficult- to-reach markets. Whether you seek small-cap, geography-specific exposure or single-product access to a large swath of non-US markets, we’ll be able to match your needs. Commodities Commodities can be great diversifiers. They have a low to negative correlation with other asset classes. And their prices tend to rise with inflation, making them a valuable portfolio hedge. But if you really want to capture the power of commodities, your exposure should be as pure as possible. Unfortunately, direct, liquid exposure to commodities can be difficult and expensive at best—impossible at worst. SPDR Gold Shares (Symbol: GLD) was State Street’s first foray into the commodity category and is the first-ever gold-backed exchange traded trust in the US. It offers a simplified, liquid and cost-efficient way to access gold bullion. Precisely. Fixed Income Fixed income investments offer three key benefits: diversification, income and tax advantages. With our fixed income ETFs, you get all of these benefits in one precise package. By investing in an ETF, you’ll get the performance of an entire bond portfolio, without having to constantly rebalance your holdings as the bonds mature. And as one of the largest fixed income managers in the world, we’re able to achieve economies of scale—so our funds are available at a low cost. Whatever taxable or tax-free segment or maturity range you’re interested in, these SPDR ETFs provide a smart, simple way to put your fixed income strategy to work.

FOR INVESTMENT PROFESSIONAL USE ONLY. Not for use with the public. ETFs trade like stocks, are subject to investment risk and will fluctuate in market value. The investment return and principal value of an investment will fluctuate in value, so that when shares are sold or redeemed they may be worth more or less than when they were purchased. Diversification does not protect against loss. Bond funds contain interest rate risk (as interest rates rise bond prices usually fall); the risk of issuer default; and inflation risk. In addition to the normal risks associated with equity investing, narrowly focused investments and investments in smaller companies typically exhibit higher volatility. Foreign investments involve greater risks than US investments, including political and economic risks and the risk of currency fluctuations, all of which may be magnified in emerging markets. International investments may involve risk of capital loss from unfavorable fluctuations in currency values, from differences in generally accepted accounting principles or from economic or political instability in other nations. Frequent trading of ETFs could significantly increase commissions and other costs such that they may offset any savings from low fees or costs. Distributor and Marketing Agent: State Street Global Markets, LLC, member FINRA, SIPC, a wholly owned subsidiary of State Street Corporation. References to State Street may include State Street Corporation and its affiliates. Certain State Street affiliates provide services and receive fees from the SPDR ETFs. ALPS Distributors, Inc., a registered broker-dealer, is distributor for SPDR S&P 500 shares, MidCap SPDR and Dow Diamonds, all unit investment trusts and Select Sector SPDRs. Investors should be aware that there is no assurance that gold will maintain its long-term value in terms of purchasing power in the future. In the event that the price of gold declines, the Sponsor expects the value of an investment in the Shares to similarly decline. SPDR® Gold Trust has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1.866.320.4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR Gold Shares, 30th Floor, Boston, MA 02111. The value of the Shares relates directly to the value of the gold held by the Trust (less Trust expenses) and fluctuations in the price of gold could materially adversely affect an investment in the Shares. Dow Jones Industrial Average,SM The Dow® and Diamonds® are trademarks of Dow Jones & Company, Inc., licensed for use by State Street Global Markets, LLC. Diamonds are not sponsored, endorsed, sold or promoted by Dow Jones and Dow Jones makes no representation regarding the advisability of investing in Diamonds. The “SPDR®” trademark is used under license from The McGraw-Hill Companies, Inc. and the SPDR® Gold Trust is permitted to use the “SPDR” trademark pursuant to a sublicense from the marketing agent. No financial product offered by SPDR® Gold Trust, or its affiliates is sponsored, endorsed, sold or promoted by The McGraw-Hill Companies, Inc. (“McGraw-Hill”). McGraw-Hill makes no representation or warranty, express or implied, to the owners of any financial product or any member of the public regarding the advisability of investing in securities generally or in financial products particularly or the ability of the index on which financial products are based to track general stock market perf ormance. McGraw-Hill is not responsible for and has not participated in any determination or calculation made with respect to issuance or redemption of financial products. McGraw-Hill has no obligation or liability in connection with the administration, marketing or trading of financial products. The “SPDR®” trademark is used under license from The McGraw-Hill Companies, Inc. (“McGraw-Hill”). No financial product offered by State Street Corporation or its affiliates is sponsored, endorsed, sold or promoted by McGraw-Hill. S&P 500® is a trademark of The McGraw-Hill Companies, Inc., and has been licensed for use by State Street Bank and Trust Company. Before investing, consider the funds’ investment objectives, risks, charges and expenses. To obtain a prospectus which contains this and other information, call 1.866.787.2257 or visit www.spdrs.com. Read it carefully. ©2009 State Street Corporation. All Rights Reserved. State Street Global Advisors State Street Financial Center One Lincoln Street Boston, MA 02111 To learn more about SPDR ETFs, please call SSgA at 866.787.2257 or visit www.spdrs.com. IBG-0283 Exp. Date 6/21/2010 IBG.FETFB.0609

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold, 30th Floor, Boston, MA 02111.